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                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                         (Amendment No.    1   )*
                                       --------
                      PENRIL DATACOMM NETWORKS, INC.
  -----------------------------------------------------------------------
                             (Name of Issuer)


                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
  -----------------------------------------------------------------------
                      (Title of Class of Securities)


                                709352 10 8
                  --------------------------------------
                              (CUSIP Number)

  Dawson-Samberg Capital Management, Inc., 354 Pequot Ave., Southport, CT
                                   06490
                   Attn:  Judith A. Mack  (203) 254-0091
  -----------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)
                               JUNE 21, 1996
        -----------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        SCHEDULE 13D



CUSIP No. 709352108                            Page 2 of 11 Pages
          -------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.       06-1033494

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                (b) [ ]


3  SEC USE ONLY

4  SOURCE OF FUNDS*
          00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                               [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
          CONNECTICUT

7  SOLE VOTING POWER
          24,200

8  SHARED VOTING POWER
         0

9  SOLE DISPOSITIVE POWER
          24,200

10 SHARED DISPOSITIVE POWER
         0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          24,200

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [X]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.23%

14 TYPE OF REPORTING PERSON*
          IA




                               SCHEDULE 13D



CUSIP No. 709352108                            Page 3 of 11 Pages
          -------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          PEQUOT GENERAL PARTNERS       06-1321556

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
          AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
          CONNECTICUT

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER
          736,100

8  SHARED VOTING POWER
          0

9  SOLE DISPOSITIVE POWER
          736,100

10 SHARED DISPOSITIVE POWER
          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          736,100

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [X]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.86%

14 TYPE OF REPORTING PERSON*
          PN



                               SCHEDULE 13D



CUSIP No. 709352108                            Page 4 of 11 Pages
          -------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          DS INTERNATIONAL PARTNERS, L.P.        06-1324895

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
          AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                               [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER
          654,100

8  SHARED VOTING POWER
          0

9  SOLE DISPOSITIVE POWER
          654,100

10 SHARED DISPOSITIVE POWER
          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          654,100

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [X]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.09%

14 TYPE OF REPORTING PERSON*
          PN




                               SCHEDULE 13D


CUSIP No. 709352108                            Page 5 of 11 Pages
          -------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          PEQUOT ENDOWMENT PARTNERS, L.P.     06-1383498

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
          AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                               [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER
          321,600

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

8  SHARED VOTING POWER
          0

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

9  SOLE DISPOSITIVE POWER
          321,600

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

10 SHARED DISPOSITIVE POWER
          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          321,600

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [X]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.99%

14 TYPE OF REPORTING PERSON*
          PN

ITEM 1. Security and Issuer
        --------------------

          On September 9, 1995, Pequot General Partners, a Connecticut partnership ("General Partners"), Pequot Endowment Partners, L.P., a Delaware limited partnership ("Endowment Partners"), and DS International Partners, L.P., a Delaware limited partnership ("International Partners"), filed a Schedule 13D (the "Schedule 13D") relative to their holdings of shares of Common Stock of Penril DataComm Networks, Inc., a Delaware corporation ("Penril"). This Amendment Number 1 amends and supplements the
Schedule 13D as set forth herein. Capitalized terms used and not defined herein have the meaning set forth in Schedule 13D.

ITEM 2. Identity and Background
        -----------------------

          This Amendment is being filed on behalf of Dawson-Samberg Capital Management, Inc., a Connecticut corporation ("Dawson-Samberg"), General Partners, International Partners and Endowment Partners (collectively, the "Reporting Persons"). The principal business of Dawson-Samberg, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser with respect to certain managed accounts. The controlling shareholders of Dawson-Samberg are Jonathan T. Dawson and Arthur J. Samberg. The business address of Dawson-Samberg is 354 Pequot Avenue, Southport, CT 06490.

          For information with respect to the identity, business address and principal occupation or employment of the controlling shareholders, directors, and executive officers of Dawson-Samberg, see Schedule IV hereto.

          None of Dawson-Samberg, its controlling shareholders, directors or executive officers have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Dawson-Samberg, its controlling shareholders, directors or executive officers have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

          Between June 19, 1996 and July 1, 1996, Dawson-Samberg acquired 24,200 shares of Common Stock for an aggregate purchase price of $327,882.74, Pequot Partners acquired 100,100 shares of Common Stock for an aggregate purchase price of $1,356,338.92, Pequot International acquired 85,100 shares of Common Stock for an aggregate purchase price of $1,153,131.61 and Pequot Endowment acquired 61,600 shares of Common Stock for an aggregate purchase price of $834,689.03. All of such purchases were made through open market transactions. The funds for the purchase of the shares of Common Stock by Pequot, Pequot Endowment and Pequot International were obtained from the contributions of their respective partners or shareholders. The funds for the acquisition of the shares of Common Stock by Dawson-Samberg came from funds of the holders of certain managed accounts (the "Managed Accounts").

ITEM 4. Purpose of Transaction
        ----------------------

          Depending on market conditions, the Reporting Persons may make additional purchases of shares of Common Stock through open market transactions.

ITEM 5. Interest in Securities of the Issuer
        ------------------------------------

          (a) Dawson-Samberg beneficially owns 24,200 shares of Common Stock, representing 0.23% of the shares of Common Stock. General Partners beneficially owns 736,100 shares of Common Stock, representing 6.86% of the shares of Common Stock. International Partners beneficially owns 654,100 shares of Common Stock, representing 6.09% of the shares of Common Stock. Endowment Partners beneficially owns 321,600 shares of Common Stock, representing 2.99% of the shares of Common Stock. (The foregoing calculations are based on 10,737,936 shares of Common Stock issued and outstanding as of June 26, 1996 according to Penril.)

               If the Reporting Persons were deemed to constitute a group, the 1,736,000 shares of Common Stock beneficially owned by the Reporting Persons in the aggregate would represent 16.17% of the issued and outstanding shares of Common Stock as of June 26, 1996. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons.

          (b) The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

          (c) Except as set forth above, no Reporting Person nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedules I through III, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

          (d) The holders of the Managed Accounts have the right to receive the proceeds from the sale of 24,200 shares of Common Stock. Pequot Partners has the right to receive the proceeds from the sale of 736,100 shares of Common Stock. Pequot International has the right to receive the proceeds from the sale of 654,100 shares of Common Stock. Pequot Endowment has the right to receive the proceeds from the sale of 321,600 shares of Common Stock.
               A description of the transactions of the Reporting Persons in the shares of Common Stock that were effected during the past 60 days is set forth on Schedule IV.

ITEM 6. Contracts, Arrangements, Understandings or Relationships
        with Respect to Securities of the Issuer
        ---------------------------------------------------------

          No change.

ITEM 7. Material to be Filed as Exhibits
        --------------------------------

          Exhibit 4: Joint Filing Agreement, dated June 28, 1996 by and among Dawson-Samberg, General Partners, International Partners and Endowment Partners.

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 1996


                         Dawson-Samberg Capital Management, Inc.
                         By: /s/ Arthur J. Samberg
                             ------------------------------------
                             Name:  Arthur J. Samberg,
                             Title:    President

                         Pequot General Partners

                         By: /s/ Arthur J. Samberg
                             ------------------------------------
                             Name:  Arthur J. Samberg,
                             Title:    General Partner

                         DS International Partners, L.P.
                         By: /s/ Arthur J. Samberg
                             ------------------------------------
                             Name:  Arthur J. Samberg,
                             Title:    General Partner

                         Pequot Endowment Partners, L.P.

                         By: /s/ Arthur J. Samberg
                             ------------------------------------
                             Name:  Arthur J. Samberg,
                             Title:    General Partner


                                                                Schedule IV

                  DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

        CONTROLLING SHAREHOLDERS, DIRECTORS AND EXECUTIVE OFFICERS


Name                 Present Business Address     Present Principal Occupation
Controlling
Shareholders
- ------------
Jonathan T. Dawson   (1)                           Chairman of the Board,
                                                   Dawson-Samberg Capital
                                                   Management, Inc.

Arthur J. Samberg    (1)                           President, Dawson-Samberg
                                                   Capital Management, Inc.

Directors
- ---------
Jonathan T. Dawson   (1)

Arthur J. Samberg    (1)

Sheila J. Clancy     (1)                            Marketing Director, member
                                                    of Management Committee,
                                                    Dawson-Samberg Capital
                                                    Management, Inc.

Executive Officers
- ------------------
Jonathan T. Dawson   (1)
Arthur J. Samberg    (1)
Judith A. Mack       (1)                            Secretary & Treasurer,
                                                    Dawson-Samberg Capital
                                                    Management, Inc.

Amiel Peretz         (1)                            Chief Financial Officer,
                                                    Dawson-Samberg Capital
                                                    Management, Inc.

(1)   Dawson-Samberg Capital Management, Inc.
      354 Pequot Avenue
      Southport, CT  06490


Daniel C. Benton     Dawson-Samberg Capital         Portfolio Manager, member
                     Management, Inc.               of Management Committee,
                     153 E. 53rd Street             Dawson-Samberg Capital
                     New York, NY  10020            Management, Inc.

Peter Dartley        (1)                            Head Equity Trader, member
                                                    of Management Committee,
                                                    Dawson-Samberg Capital
                                                    Management, Inc.
Sheila J. Clancy     (1)

All of the persons listed in this Schedule IV are citizens of the United
States of America.




(1) Dawson-Samberg Capital Management, Inc.
    354 Pequot Avenue
    Southport, CT  06490

                                                             Schedule V



                       PENRIL DATACOM NETWORKS, INC.

- -----------------------------------------------------------------------
                        COMMON STOCK, NO PAR VALUE
                           CUSIP # 709352108
                        ==========================

          # OF SHARES          PEQUOT         PEQUOT        PEQUOT       DAWSON
TRADE     PURCHASED            PARTNERS    INTERNATIONAL   ENDOWMENT     SAMBERG
DATE       (SOLD)      PRICE   FUND, L.P.   FUND, LTD.     FUND, L.P.   CAPITAL MGMT

09/22/95  1,465,000    5.0000  636,000     569,000         260,000          0
          -----------  ------  -------     -------         -------
06/19/96     26,000    13.7255   9,600       8,200           5,900      2,300
06/19/96     25,000    13.6250   9,200       7,900           5,700      2,200
06/20/96     25,000    13.6400   9,200       7,900           5,700      2,200
06/20/96      1,000    13.6875     400         300             200        100
06/21/96     25,000    13.5250   9,300       7,800           5,600      2,300
06/24/96     25,000    13.3850   9,200       7,900           5,700      2,200
06/25/96     23,000    13.3040   8,500       7,100           5,200      2,200
06/28/96     40,000    13.4060  14,800      12,600           9,100      3,500
06/28/96     15,000    13.4250   5,600       4,700           3,400      1,300
07/01/96     35,000    13.6430  12,900      11,000           8,000      3,100
07/01/96     31,000    13.6008  11,400       9,700           7,100      2,800
           --------

            271,000            100,100      85,100          61,600     24,200
           --------
TOTAL SHARES AT
                               -------     -------         -------    --------
 07/01/96 1,736,000            736,100     654,100         321,600     24,200
          =========          =========   =========      ==========    ========


                             INDEX OF EXHIBITS



Exhibit 4. Joint Filing Agreement, dated June 28, 1996 by and among Dawson-Samberg, General Partners, International Partners and Endowment Partners